FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 10,000	$ 22,833	$ 21,681	$ 54,514
Dividend Paid	-	-	-	-
Net income for the year ended December 31, 2015	-	-	54,620	54,620
Balance at end of year	$ 10,000	$ 22,833	$ 76,301	$ 109,134

The accompanying notes are an integral part of this financial statement.